UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PURERAY CORPORATION

(Name of Issuer)

common stock

(Title of Class of Securities)

74624F 10 7

(CUSIP Number)

David Alley

4201 E. Magnolia Avenue
Phoenix, Arizona
85034
(602) 470-7097
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1 (f) or 240.13d -1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240-13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.......................74624F 10 7

1.	Name(s) of Reporting Persons: David Alley
I.R.S. Identification Nos. of above persons: N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		________(a)
________(b)

3.	SEC Use Only

4.	Source of Funds: PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e) N/A

6.	Citizenship or Place of Organization:	United States

Number of shares beneficially owned by each reporting person with:

7.	Sole Voting Power: 20,000,000

8.	Shared Voting Power: 0

9.	Sole Dispositive Power: 20,000,000

10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
20,000,000 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 28.03% (1)

	(1)	As of March 17, 2009, 35,500,000 shares of our Common Stock and 35,855,000 Exchangeable Shares
were issued and outstanding.

14.        Type of Reporting Person: IN

Item 1.    Security and Issuer

This statement on Schedule 13D relates to the shares of the Common Stock, par value $0.0001 per share (the “Common Stock”), of PureRay Corporation, a Washington corporation (the “Company”). The principle executive offices of the Company are located at 3490 Piedmont Road, Suite 1120, Atlanta, GA, 30305.

Item 2.    Identity and Background

(a)	This statement is filed by David Alley (the “Reporting Person”)
(b)	Residence or Business address: 4201 E. Magnolia Avenue, Phoenix, AZ, 85034.
(c)	Present Principal Occupation or Employment: Wholesale Auto Network; a wholesale, import and export automobile trading company in Phoenix, AZ.
(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities law or finding any violation with respect to such laws.

(f)	Citizenship: American

Item 3.    Source and Amount of Funds or Other Consideration

The Reporting Person purchased, in a private placement, 20,000,000 shares of the Company’s common stock on March 17, 2009 in consideration of $20,000. The Reporting Person acquired the securities with personal funds.

Item 4.    Purpose of Transaction

The Reporting Person has no plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D, except the following:

The Reporting Person acquired the shares reported in this Schedule 13D in connection with a Divestiture Agreement entered into on March 17, 2009, between the Company and Pureray Holdings ULC, an Alberta unlimited liability corporation (“PureRay Holdings”); Pureray Corporation, a Canadian federal corporation (“PureRay”);Derek Blackburn, an individual resident in the Village of Manotick, in the Province of Ontario (the “Trustee”); Jefery Wallace, an individual resident in the City of Atlanta, in the State of Georgia (“Wallace”);and, Mickeal Joasil, Derek Blackburn (“Blackburn”), F.W.F. Robinson, Francis Donald O’Dea as trustee of the O’Dea Family Trust, Kairos Partners, LLC, Thomas J. Broeski, Raj Kurichh, Meg, Padachy, Ramila Padicahy, Patrick, Pierre and Matthew Sicoli (collectively referred to as the “Principals”). Under the agreement (i) the Company will divest their direct holdings in PureRay Holdings and its indirect holdings in PureRay; (ii) the Exchange Agreement and the Support Agreement will be terminated; (iii) PureRay Holdings will purchase or redeem all of its issued and outstanding shares (all of which are held by the Company); (iv) the Company will purchase for cancellation all of their issued and outstanding Special Voting Stock (all of which are registered in the name of the Trustee); and (v) the Principals will become the holders of all of the issued and outstanding shares of PureRay, all as per the terms and conditions of the Divestiture Agreement.

Subject to the closing of the Divestiture Agreement, it is proposed that the Reporting Person will be elected as the sole officer and member of the board of directors of PureRay Corporation.

Item 5.    Interest in Securities of the Issuer

(a)	As of March 17, 2009, the Reporting Person beneficially owns 20,000,000 shares of the Company’s common stock and therefore 28.03% of the Company’s total issued and outstanding shares.
(b)	The Reporting Person has sole voting power and dispositive power over the 20,000,000 shares he owns directly.
(c)	The Reporting Person has not engaged in any transactions relating to the Company’s securities during the past sixty days that are not reported in Item 1 and 3, above.
(d)	Except as described in this Schedule, no person has the power to direct the receipt of dividends on or the proceeds of sales of the common stock owned by the Reporting Person.
(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                 None.

Item 7.    Material to be filed as Exhibits

                 None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAVID ALLEY
David Alley

Dated: April 3, 2009